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                 April 22, 2024

       John Mahoney
       Chief Financial Officer
       Auddia Inc.
       1680 38th Street, Suite 130
       Boulder, CO 80301

                                                        Re: Auddia Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 11,
2024
                                                            File No. 333-278616

       Dear John Mahoney:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Uwem Bassey at 202-551-3433 or Matthew Crispino at 202-551-3456
       with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              James H. Carroll